Exhibit 12.1

CubeSmart

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2010	2011	2012	2013	2014
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(17,443)	$(13,400)	$(13,276)	$10,409	$26,366
Fixed charges - per below	44,539	46,626	44,329	44,109	50,470
Less:
Capitalized interest	(132)	(82)	(185)	(851)	(1,328)

Earnings before fixed charges	26,964	33,144	30,868	53,667	75,508

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	44,257	46,394	43,994	43,108	48,992
Capitalized interest	132	82	185	851	1,328
Estimate of interest within rental expense	150	150	150	150	150

Total Fixed Charges	44,539	46,626	44,329	44,109	50,470

Income allocated to preferred shareholders	—	1,218	6,008	6,008	6,008
Total combined fixed charges and preferred distributions	44,539	47,844	50,337	50,117	56,478

Ratio of earnings to fixed charges (a)	0.61	0.69	0.61	1.07	1.34

*  Includes amounts reported in discontinued operations

(a)  In fiscal 2010, 2011 and 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $17.6 million, $14.7 million and $19.5 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2010, 2011 and 2012, respectively.